Sales Contract

No.: SFA-M30S-2107-005

This SALES CONTRACT (this "Contract") is made and entered into by and between the following two parties in Hong Kong on this July 3rd , 2021 (the "Effective Date"), whereby the Buyer agrees to buy and the Seller agrees to sell under-mentioned Target Products subject to the terms and conditions as stipulated in this Contract:

Redaction: Confidential information of Seller.

1) **SuperAcme Technology (Hong Kong) Limited,** (Company No.: [redacted]), a company incorporated under the laws of Hong Kong, whose registered address is situated at [redacted] ("the Seller"); and

2) **Bitfarms Ltd. ,** a limited liability company incorporated under the laws of Canada and having its registered address at Suite 902, 18 King Street East, Toronto, Ontario M5C 1C4 Canada ("the Buyer").

The Seller and the Buyer are referred together as the "Parties", and each a "Party".

1. DESCRIPTION OF THE TARGET PRODUCTS

1.1 The name, Model, Hash Rate and Power performance parameters, Quantity, Unit Price and the Total Amount of the target products as well as spare parts are as below (the "Target Products"):

Name	Model	Hash Rate (TH/s)	Power on Wall (w/T)	Quantities (Unit)	Unit Price (USD)	Total Amount (USD)
server	M30S++	110±5%	31±5%	9600	[redacted]	[redacted]
server	M30S+	100±5%	34±5%	9600	[redacted]	[redacted]
server	M30S	88±5%	38±5%	4800	[redacted]	[redacted]
In total	-	-	-	24000		[redacted]
Remarks		The performance parameters (Power on Wall and Hash Rate) of the target product listed above are the results of operation at 25 ° C temperature.				

Redaction: Confidential pricing information of purchased miners.

1.2 To ensure the normal and stable operation of the Target Products, the Data Center run by the Buyer should be equipped with necessary cooling and dust prevention measures, stable supply of electricity, and basic environmental requirements, including: temperature -5 ~ 35 degrees, humidity <75%, AC voltage 210 ~ 240V, single outlet current 16A, dust <0.5mg per cubic meter (where the metal and sulfide content does not

exceed 1%).

2. PRICE AND PAYMENT

2.1 According to the Contract, the total price that the Buyer should pay to the Seller is USD 89,808,000.00 (USD eighty-nine million eight hundred and eight thousand) (the "Purchase Price").

2.2 The parties agree that the Buyer shall pay the Seller the Purchase Price as follows:

2.2.1 Both parties agree that For the deposit which on "Framework Agreement on Supply of Blockchain Servers between SuperAcme Technology (Hong Kong) Limited and Bitfarms Ltd. On February 24 2021", whereby Buyer paid a Deposit of USD [redacted] (USD [redacted]) to the Seller(The Deposit is calculated based on USD 500.00/unit on 24,000 miners.) will be transfer and using in this agreement .The Deposit shall be used to reduce the amount of 60% Down payment of each batch.

Redaction: Confidential pricing information of purchased miners.

2.2.2 The Buyer shall pay 60% Down payment to the Seller for each batch of supply 5 months earlier and 40% balance payment Twenty (20) days before delivery. The payment installments are given in the below table.

	M30S++ Qty	M30S+ Qty	M30S Qty	M30S++ Unit Price	M30S+ Unit Price	M30S Unit Price	Subtotal	60% Down Payment	40% balance Payment
Jul-21									
Aug-21								[redacted]	
Sep-21								[redacted]	
Oct-21								[redacted]	
Nov-21								[redacted]	
Dec-21								[redacted]	[redacted]
Jan-22	800	800	400	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Feb-22	800	800	400	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Mar-22	800	800	400	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Apr-22	800	800	400	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
May-22	800	800	400	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Jun-22	800	800	400	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Jul-22	800	800	400	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Aug-22	800	800	400	[redacted]	[redacted]	[redacted]	[redacted]		[redacted]
Sep-22	800	800	400	[redacted]	[redacted]	[redacted]	[redacted]		[redacted]
Oct-22	800	800	400	[redacted]	[redacted]	[redacted]	[redacted]		[redacted]
Nov-22	800	800	400	[redacted]	[redacted]	[redacted]	[redacted]		[redacted]
Dec-22	800	800	400	[redacted]	[redacted]	[redacted]	[redacted]		
	9600	9600	4800				[redacted]	[redacted]	[redacted]

Redaction: Confidential pricing information of purchased miners.

2.2.3 The Seller will include at no additional expense, the following spares parts which Buyer is entitled to use to repair or replace faulty parts and components of the target products. The spare parts shall include 2 % or 480 Power Supply Units, 2% or 480 control cards, 2% or 480 connecting boards and 2% or 480 cooling fan. Seller shall ship spare parts in equal Month installments and ensure they are in good working condition and as according to the target products and the terms of this agreement.

2.3 The Seller's account information is as follows:

Redaction: Confidential banking information of the Seller.

Bank Name: [redacted]

Bank Address: [redacted]

Account Name: [redacted]

Account Number: [redacted]

Bank Name: [redacted]

3. DELIVERY AND ACCEPTANCE

3.1 Seller shall complete deliver of the Target Products in below table after the payment in Section 2.2 is made by the Buyer.

	M30S++ Qty	M30S+ Qty	M30S Qty
Jan-22	800	800	400
Feb-22	800	800	400
Mar-22	800	800	400
Apr-22	800	800	400
May-22	800	800	400
Jun-22	800	800	400
Jul-22	800	800	400
Aug-22	800	800	400
Sep-22	800	800	400
Oct-22	800	800	400
Nov-22	800	800	400
Dec-22	800	800	400
	9600	9600	4800

3.2 The Seller shall complete the delivery of the Target Products under this contract to a designated location in Hongkong. The parties shall confirm the exact location of such designated location in Hongkong at least 5 business days before the delivery of the Target Products (the "Delivery Address").

3.3 The case that the Seller deliver the Target Products under this contract to the Buyer, the carrier designated by the Buyer, or the carrier recommended by the Seller but accepted

or agreed by the Buyer, acceptance of the Target Products at the Delivery Address shall be deemed to have completed the delivery. Upon completion of the delivery, the ownership of the corresponding Target Products and the risks of damage, loss and loss are transferred to the Buyer.

3.4 The Seller shall properly package the Target Products and take measures such as waterproofing, moisture proofing and anti-collision to ensure the safe transportation of the Target Products. The packaging cost of the Target Products for shipment to the Delivery Address shall be borne by the Seller. All other logistics costs involved in transportation and insurance to the Delivery Address shall be borne by the Buyer.

3.5 The Buyer shall complete the acceptance within 45 Calendar days (the "Acceptance Period") after the completion of the delivery of the Target Products by the Seller, according to the standards stipulated in Article 1 and Section 3.1 of this Contract.

3.6 Upon inspection, if the Buyer believes that there is a problem with the Target Products delivered by the Seller or the delivery does not conform to the Contract, the Buyer shall file a written objection with the Seller during the Acceptance Period. After receiving the written objection from the Buyer, the Seller shall promptly confirm the problem situation and cause with the Buyer, and be responsible for the problems caused by the reasons before the product delivery (including but not limited to replenishment, return, replacement, etc.). If the Buyer fails to file a written objection during the Acceptance Period, it shall be deemed to be qualified for acceptance.

3.7 In the case that there is a difference in the Hash Rate of the individual products delivered, and the Seller compensates the Buyer an additional corresponding number of M30S units to make up the total Hash Rate (31±5%, 110T X 9600=1056000T, 34±5%, 100T X 9600=960000T, 38±5%, 88T X 4800=422400T) the Buyer shall consider the Seller to deliver the product qualified.

4. QUALITY ASSURANCE AND AFTER-SALE SERVICE

4.1 The warranty period of the Target Products is 1year from the date of acceptance by the Buyer (the "Warranty Period").

4.2 Buyers can maintain and repair the hash boards supplied under this Contract by its own skilled maintenance staff. In this case, Seller shall provide required training and practice for the employees from the Buyer to make sure that Buyer shall be capable to repair the hash boards supplied by Seller. The training shall be provided free of cost by Seller to Buyer for at least 2 employees from Buyer.

4.3 In case buyer maintains and repairs the hash boards supplied by Seller, the required chips and other component for repairing and maintenance shall be supplied by Seller as per the faulty ratio given as below. Buyers shall purchase the chips and other components if

more quantity is required.

S/N	Component	Faulty Ratio
1	KF1930 Chip	0.3%
2	LDO Chip	0.2%
3	Control Card	0.1%
4	Crystal Oscillator	0.2%

4.4 During the Warranty Period, the Seller provides free after-sales service to the Buyer. After discovering that there is a quality problem or failure of any of the Targeted Products, the Buyer shall immediately notify the Seller and cooperate with the Seller to conduct fault analysis and treatment. During the working day between 9:00am and 21:00pm of China time, the Seller shall respond within 2 hours and resolve the fault or provide a solution within 36 hours after receiving the notice from the Buyer. In special circumstances, if it is unable to resolve the fault or provide a solution within the above-mentioned time limit, the Seller shall explain the situation to the Buyer in writing and announce the time limit for settlement. If the time limit is more than 12 hours and it is confirmed that it is a quality problem of the product itself, and the quality problem is outside the normal failure rate (8% per year), the Seller shall provide an alternative product for the buyer to use.

4.5 During the Warranty Period, the Seller may provide the Buyer with a paid repair service due to the failure or damage caused by improper use of the Buyer. The Buyer shall bear the expenses for the actual materials, parts and transportation, and the Seller shall waive the labor fee.

4.6 If the products have a batch failure, the failure rate is too high, or the failure reason cannot be confirmed, the Buyer shall allow and cooperate with the technical personnel of the Seller to analyze the cause of the failure.

4.7 The following circumstances or products are not covered by the Seller's warranty.

1) Component detachment, unstable link, circuit board breakage, etc. caused by the reason that the product is not installed as per the specification or instruction, be freely pulled up and down, or freely pulled / smashed / lifted and smashed.
2) Products that are not properly installed due to improper operation, including but not limited to products that are damaged by reverse insertion, less insertion or no insertion.
3) Products that are damaged by the reason of being freely disassembled, modified or repaired, without the written or electronic authorization of the Seller or without the consent of the Seller's after-sales support personnel.
4) Insufficient hash power or mismatch of the miners caused by use of unofficial

designated accessories, including but not limited to power supplies, control panels, fans, cables, etc.

5) Insufficient hash power, abnormal hash power, card machine and burning machine etc. caused by the use of unofficial supporting software.

6) Shortened product life or direct damage of miners caused by the reason of freely modifying the operating parameters of the product (such as overclocking).

7) Products that are damaged by the reason of failure to comply with the specifications or instructions for use of electricity, nets, and by the reason that data center environments fails to meet the miner's operational requirements, including but not limited to wet environments, corrosive environments, ultra-high temperature environments, dust particles exceeding the standard, abnormal voltage and current (such as waves surge, shock, instability etc.

8) Product whose serial number has been maliciously modified, defaced, or intentionally removed.

9) Damage caused by natural disasters, including but not limited to earthquakes, fires, heavy rains, sandstorms etc.

5. LIABILITY FOR BREACH OF CONTRACT

5.1 The Parties solemnly undertake to strictly implement the terms of this Contract. Any party who violates any of the obligations under this Contract constitutes a breach of contract. The defaulting Party shall bear the liability for breach of contract, such as continuing to perform, taking remedial measures, paying liquidated damages, and compensating for losses, including legal fees, legal fees, investigation fees, notary fees, travel expenses and other legal fees.

5.2 The Buyer guarantees that it will not use any of the Targeted Products in this Contract to engage in any violation of laws and regulations, and does not use the Targeted Products of this Contract to damage the legitimate rights and interests of any other party. Otherwise, the Buyer shall bear all legal liabilities arising therefrom.

5.3 The Buyer guarantees to use and maintain the Targeted Products of this Contract in accordance with the prompts of the Seller and the environmental standards agreed by both Parties. If the Buyer or its employees or agents fail to use or maintain the Targeted Products under this contract in accordance with the aforementioned environmental standards, the Buyer shall bear the responsibility for economic losses or personal injury arising therefrom.

6. CONFIDENTIALITY

6.1 The contents of this Contract, the sales contract or order of a single purchase, the

performance of the aforementioned Contracts, contracts and orders, as well as any relative information that any party has contacted or learned during the signing or performance of the Contracts and that not being disclosed through the public channel nor obtained by public access, is known as confidential information under this Contract. Neither party may disclose or disclose the Confidential Information to any third party without the prior written consent of the other party, or for the purpose of performing any purpose other than this Contract.

6.2 Any party who violates the confidentiality obligations stipulated in this Article shall compensate for all losses caused to the other party.

6.3 The confidentiality obligation under this Article shall continue to be valid after the termination of this Contract until the corresponding confidential information enters the public domain through legal means.

6.4 Limited Disclosure. The Buyer is a publicly traded company. Except required by securities regulators, no public announcement or press release is connection witth the subject matter of this agreement or the agreement dated February 26th 2021 shall be made or issued by or on behalf of either party without the prior written approval of the other party.

7. ANTI-MONEY LAUDERING AGREEMENT

7.1 Both Parties shall strictly abide by the laws, regulations and administrative regulations on anti-money laundering, such as the Law of the People's Republic of China on Money Laundering, and shall not participate in money laundering activities or provide convenience for others to launder money.

7.2 Both Parties shall fulfill their anti-money laundering obligations in accordance with the requirements of anti-money laundering laws and regulations, establish and improve the internal control system for anti-money laundering, implement customer identification, identity information and transaction record keeping, identification and reporting of large and suspicious transactions. Relevant regulatory requirements such as customer classification management guidelines, to ensure that the cooperative business under this contract meets the requirements of China's anti-money laundering laws and regulations.

7.3 Either Party may request the other to provide the following information or information according to the relevant provisions of anti-money laundering: the identity of the customer and its actual controller or actual beneficiary, the customer's economic status or business status, the source of the client's funds, and the purpose of the customer's purchase. The receiving Party undertakes not to use or disclose relevant information or materials provided by the other Party in addition to the foregoing purposes.

8. FORCE MAJEURE

8.1 Force majeure refers to objective conditions that cannot be foreseen, cannot be avoided and cannot be overcome at the time of conclusion of this contract, including but not limited to natural disasters (such as typhoons, earthquakes, floods, hail, CoronaVirus, etc.), social anomalies (such as strikes, disturbances, etc.), government actions (such as expropriation, expropriation, blockade, government ban, etc.), and Seller's outsourced factories (such as wafer suppliers) are unable to deliver on time due to the aforementioned natural disasters, social anomalies, government actions or changes in intergovernmental policies. Stop production, stop supply, etc. The rise in raw material prices, employee shortages, changes in market transactions, etc. are not force majeure.

8.2 In the event of force majeure, the Party that is affected by force majeure shall promptly notify the other Party in writing and provide the other Party with sufficient evidence of the occurrence and duration of force majeure within the next 7 working days. Both Parties should immediately consult and seek a reasonable solution to minimize the damage caused by force majeure.

8.3 If the Contract cannot be continued due to force majeure, or the influence of force majeure exceeds 90 days, either Party has the right to terminate this Contract and the Parties shall not be liable for breach of contract.

9. DISPUTE RESOLUTION

9.1 This contract shall be governed by and construed under the laws of Hong Kong.

9.2 Any dispute arising from the signing and/or performance of this contract shall be settled by friendly negotiation between the parties; If the Parties fail to resolve a dispute within 90 days after the occurrence of such dispute, both parties may submit the dispute to the court in the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong").

10. OTHER

10.1 The Buyer agrees that the Target Products are for export outside of mainland China and shall not be reimported into mainland China or sold, distributed or used in mainland China.

10.2 This Contract sets forth the entire agreement of the Parties in relation to the subject matter, and supersedes all prior agreements, correspondence, representations, understandings, undertakings and arrangements of any nature relating to the subject matter of this Agreement, whether in writing or in oral. Any changes to this Contract must be made in writing and signed by both Parties or their authorized representatives.

10.3 This Contract is written in English and shall be executed in quadruplicate. Each Party

shall hold two originals with the same legal effect.

10.4 This Agreement takes effect immediately upon signing and remains valid for both parties.

(Intentionally left blank)

The Parties have duly executed this Agreement the day and year first above written.

THE SELLER

SuperAcme Technology (Hong Kong) Limited

SIGNED by **Jianbin Chen**)
authorised signatory(ies)(dulyauthorised by)
resolution of the board of directors) for and on)
behalf of)
SuperAcme Technology (Hong Kong))
Limited

(signed) "*Jianbin Chen*"

THE BUYER

Bitfarms Ltd.

SIGNED by Emiliano Grodzki)
authorised signatory(ies)(dulyauthorised by)
resolution of the board of directors) for and on)
behalf of)
Bitfarms Ltd.)
) (signed) "*Emiliano Grodzki*"